FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

(011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 21, 2006 announcing the results for the Fourth Quarter and Full Year 2005 of FreeSeas Inc.

Exhibit 1

FreeSeas Inc. Reports

Fourth Quarter and Full Year 2005 Results

Piraeus, Greece, March 21, 2006 –FreeSeas Inc. (Nasdaq:  FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today unaudited operating results for the fourth quarter 2005 and for the full year ended December 31, 2005. The Company was incorporated on April 23, 2004 and became public on December 16, 2005.

Fourth Quarter 2005 (Unaudited Results):

For the fourth quarter 2005, the Company reported Operating Revenues of $3.1 million and a net income of $ 0.1 million, or $ 0.01 per share, based on 6,282,600 shares outstanding at the end of the period. Adjusted EBITDA for the quarter was $1.7 million. Please find below a reconciliation of EBITDA to Net Income.

An average of 3 vessels were owned and operated in the fourth quarter. The M/V Free Envoy was employed on medium term time charter. The M/V Free Destiny and M/V Free Fighter were employed in the spot market on short term period charters.

Efstathios D. Gourdomichalis, Chief Financial Officer and Treasurer of FreeSeas commented: “The financial statements for the year end December 31, 2005 reflect the finalization of our transition from a private company to a NASDAQ listed company. Having completed this process we have now more than ever, dedicated ourselves to enhance FreeSeas’ profitability and shareholder satisfaction. The fourth quarter results show, as expected, that FreeSeas returned to profitability. The effects of the merger are also evident in our strengthened balance sheet which will serve as a platform for further growth.”

Full Year 2005 (Unaudited Results):

For the full year ended December 31, 2005, FreeSeas reported Operating Revenues of $10.3 million and net income of $0.1 million, or $ 0.01 per share based on 6,282,600 shares outstanding at the end of the period. Adjusted EBITDA for the full year ended December 31, 2005 was $5.3 million.

An average of 2.5 vessels were owned and operated during the full year 2005. The M/V Free Destiny was employed on period charter for the first three quarters and the M/V Free Envoy, was employed on period charters for the full year. The M/V Free Fighter from its delivery to the Company onwards, was employed in the spot market.

George D. Gourdomichalis, Chairman and President of FreeSeas commented: “2005 has been a year of transformation. We are very excited that our company is publicly listed on the NASDAQ Capital Market. Having accomplished this important step we have experienced solid growth in our balance sheet, while keeping earnings steady. We expect that this will provide us with the necessary strength in 2006 as we look forward to new opportunities. We are committed to modernizing and expanding our fleet and continuing our focus on the Handysize segment which we believe affords us the best possible risk reward return.”

On December 15, 2005, FreeSeas completed its merger with Trinity Partners Acquisition Company Inc. and, in accordance with the terms of the merger, FreeSeas was the surviving corporation.  Effective December 16, 2005 FreeSeas’ common stock, Class W warrants and Class Z warrants commenced trading on the Nasdaq  Capital Market under the trading symbols FREE, FREEW and FREEZ, respectively. Each outstanding share of Trinity’s common stock and Class B common stock  were converted, as a result of the merger, into the right to receive an equal number of shares of FreeSeas’ common stock.  Each Trinity Class W warrant and Class Z warrant were converted into the right to receive an equal number of FreeSeas’ Class W warrants and Class Z warrants.

As of today, FreeSeas has 6,282,600 shares of common stock outstanding, 1,828,750 Class W warrants and 1,458,750 Class Z warrants, following conversion of all Trinity securities into FreeSeas securities.

Ion G. Varouxakis, Chief Executive Officer and Secretary of FreeSeas, commented: “FreeSeas’ year-end results reflect the ability of the company to generate profits in an adverse rate environment through the operation of handysize bulk carriers. We are pleased that general and administrative expenses involved in the operation of a publicly listed company have been absorbed without difficulty. We look forward to capitalizing on the effects of the merger and on our position as a listed company in order to grow our business.”

(In U.S. Dollars per day, unless otherwise stated)

Fleet Profile:

As of today, the fleet profile of FreeSeas is as follows:

Vessel	Type	Dwt	Year Built	Age (in years)	Delivered to FreeSeas

M/V Free Fighter	Handysize	39,240	1982	24	6/15/2005
M/V Free Destiny	Handysize	25,240	1982	24	8/4/2004
M/V Free Envoy	Handysize	26,318	1984	22	9/29/2004
Total Fleet	3 Vessels	90,798		23.3

George D. Goudomichalis, Chairman and President, commented: “We believe that our strategy of focusing on the Handysize segment,  by expanding and renewing our fleet, will result in strengthening our balance sheet, solidifying our earnings and serving as the locomotive of our growth.”

Summary Fleet Data:

	Fourth Quarter 2005	12 Months 2005	12 Months 2004
FLEET DATA
Average number of vessels (1)	3	2.55	0.66
Available days for fleet (2)	238	893	244
Calendar days for fleet (3)	276	931	244
Fleet utilization (4)	86%	96%	100%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	12,641	10,881	11,012
Vessel operating expenses inclusive of management fees (6)	$4,508	$4,418	$4,000
General and administrative expenses (7)	$190	$367	$64
Total vessel operating expenses (8)	$4,698	$4,785	$4,064

The lower fleet utilization ratio in the fourth quarter 2005 reflects the intermediate survey of the M/V Free Destiny.

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses and commissions by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

As already announced, tomorrow, Wednesday, March 22, 2006, at 10:00 am EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111(from the US), 0800 953 0329 (from the UK) or + 44(0) 1452 542 301 (from outside the US). Please quote “FreeSeas”.

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US). Quote “Freeseas”.

A telephonic replay of the conference call will be available until March 29, 2006 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or 44 1452 550 000 (from outside the US). Access Code: 6906584 #

Audio webcast:

There will also be a live , and then archived , webcast of the conference call, through the internet through the FreeSeas website (www.freeseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

FreeSeas Inc.

Consolidated Statement of Operations

For the Three Month Period Ended December 31, 2005

(All amounts expressed in thousands of U.S. Dollars except for share data)

Three Months Ended December 31, 2005
(unaudited)
OPERATING REVENUES	3,128
OPERATING EXPENSES:
Vessel operating expenses	(982)
Depreciation expense	(1,208)
Amortization of deferred dry docking & special survey costs	(116)
Management fees to a related party	(135)
Commissions	(215)
General and administrative expenses	(52)

Income from operations	420

OTHER INCOME/(EXPENSE):
Finance costs	(321)
Interest income	4
Other expense	(317)

Net Income	103

Basic net income per share	0.01
Basic number of shares	6,282,600

FreeSeas Inc.

Consolidated Statement of Operations

For the Period from Date of Inception (April 23, 2004) to December 31, 2004 and for the Full Year Ended December 31, 2005

(All amounts expressed in thousands of U.S. Dollars except for share data)

	Full Year Ended December 31, 2005	For the Period from Date of Inception (April 23,2004) to December 31, 2004
	(unaudited)	(audited)
OPERATING REVENUES	10,326	2,830
OPERATING EXPENSES:
Vessel operating expenses	(3,596)	(786)
Voyage expenses	(55)	(16)
Depreciation expense	(3,800)	(872)
Amortization of deferred dry docking & special survey costs	(355)	(109)
Management fees to a related party	(488)	(180)
Commissions	(553)	(127)
General and administrative expenses	(341)	(34)

Income from operations	1,138	706

OTHER INCOME/(EXPENSE):
Finance costs	(1,076)	(240)
Interest income	8	4
Other expense	(1,068)	(236)

Net Income	70	470

Basic net income per share	0.01	0.10
Basic number of shares	6,282,600	4,500,000

FreeSeas Inc.
Consolidated Balance Sheet
(All amounts expressed in thousands of U.S. Dollars except for share data)

	December 31, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalent	3,285	461
Restricted cash	-	400
Trade receivables net (including charters)	520	295
Inventories	42	41
Claims and other	762	-
Due from related party	677	246

Total current assets	5,286	1,443

Fixed assets net	23,601	16,188
Deferred charges, net	706	704

Total assets	29,593	18,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	-	37
Accounts payable	1,591	415
Accrued liabilities	1,309	116
Unearned revenue	172	284
Shareholders advance	-	600
Due to related party	893	119
Long term debt, current portion	5,500	3,400
Total current liabilities	9,465	4,971

Long term debt, net of current portion	7,500	6,750
Shareholder loan	3,200	3,228

Total long-term liabilities	10,700	9,978

Total liabilities	20,165	14,949

Commitments and contingencies
Shareholders’ equity:
Share capital (40,000,000 common shares authorized, 4,500,000 common shares issued and outstanding at the end of 2004, 6,282,600 shares outstanding at the end of 2005 with par value $.001 per share)	6	5
Additional paid-in capital	8,882	2,911
Retained earnings	540	470
Total shareholders’ equity	9,428	3,386
Total liabilities and shareholders’ equity	29,593	18,335

FreeSeas Inc.
Consolidated Statement of Cash Flows
(All amounts expressed in thousands of U.S. Dollars)

	Full Year Ended December 31, 2005	For the Period from Date of Inception (April 23,2004) to December 31, 2004
	(unaudited)	(audited)
Cash Flows from Operating Activities:
Net income	70	470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,800	872
Amortization of deferred charges	433	127
Amortization of debt discount	153	66
Dry-docking and special survey	(379)	(641)
Write off of deferred finance costs	50	-
Increase in:
Trade receivables	(225)	(295)
Inventories	(1)	(41)
Due from related party	(431)	(246)
Claims	(762)	-
Increase in:
Accounts payable	1,176	415
Accrued liabilities	1,193	116
Unearned revenue	(112)	284
Due to related party	774	119
Net Cash from Operating Activities	5,739	1,246
Cash Flows from Investing Activities:
Vessel acquisitions	(11,213)	(17,060)
Restricted cash	400	(400)
Net Cash used in Investing Activities	(10,813)	(17,460)
Cash Flows from Financing Activities:
Proceeds from transaction with Trinity Partners	7,228	-
Expenses related to transaction with Trinity Partners	(1,342)	-
Proceeds from long-term debt	10,700	11,000
Loans from shareholders	4,216	3,675
Payments of long-term debt	(7,850)	(850)
Payments of loans from shareholders	(4,416)	(568)
Proceeds from bank overdraft	(37)	37
Issuance of common stock	-	5
Shareholders’ contributions	105	2,966
Shareholders’ advance	(600)	600
Deferred financing costs	(106)	(190)
Net Cash from Financing Activities	7,898	16,675
Net increase in Cash and Cash Equivalents	2,824	461
Cash and Cash Equivalents, Beginning of Period	461	-
Cash and Cash Equivalents, End of Period	3,285	461
Supplemental Cash Flow Information:
Cash paid for interest	588	77
Non-cash shareholder distributions	19	55

FreeSeas Inc.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Full Year Ended December 31, 2005	For the Period from Date of Inception (April 23,2004) to December 31, 2004
	(unaudited)	(audited)
Net income	70,000	470,000
Interest and finance costs, net	1,068,000	236,000
Depreciation and amortization	3,800,000	872,000
Amortization	355,000	109,000
Adjusted EBITDA	5,293,000	1,687,000

EBITDA Reconciliation:

FreeSeas Inc. considers EBITDA to represent net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of drybulk vessels.  Currently, it has a fleet of three Handysize vessels. FreeSeas’ common stock and warrants trade on the Nasdaq Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be  correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Stathis D. Gourdomichalis

Chief Financial Officer

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           sdg@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     FreeSeas Inc.

(Registrant)

Dated:  March 21, 2006                    By:            /s/ Stathis D. Gourdomichalis

                                             ----------------------------------

 Stathis D. Gourdomichalis

                    Chief Financial Officer